Report to:

GREAT PANTHER RESOURCES LTD.

Technical Report on the Cata Clavo Zone,
Guanajuato Mine Property, Mexico

Document No. 0852530100-REP-R0001-00

Report to:

GREAT PANTHER RESOURCES LTD.

TECHNICAL REPORT ON THE CATA
CLAVO ZONE, GUANAJUATO MINE
PROPERTY, MEXICO

AUGUST 2009

Prepared by	“Original document signed by	Date	“August 13, 2009”
Greg Z. Mosher, P.Geo.”
	Greg Z. Mosher, P.Geo.		August 13, 2009

Reviewed by	“Original document signed by	Date	“August 13, 2009”
Gilles Arseneau, Ph.D., P.Geo.”
	Gilles Arseneau, Ph.D., P.Geo.		August 13, 2009

Authorized by	“Original document signed by	Date	“August 13, 2009”
Peter Wells, A.Sc.T., B.Comm.”
	Peter Wells, A.Sc.T., B.Comm.		August 13, 2009
GM/alm

Suite 800, 555 West Hastings Street, Vancouver, British Columbia V6B 1M1
Phone: 604-408-3788 Fax: 604-408-3722 E-mail: vancouver@wardrop.com

R E V I S I O N H I S T O R Y

REV. NO	ISSUE DATE	PREPARED BY AND DATE	REVIEWED BY AND DATE	APPROVED BY AND DATE	DESCRIPTION OF REVISION
00	August 13, 2009	G.M. August 13, 2009	G.A. August 13, 2009	P.W. August 13, 2009	Final report issued to Client.

T A B L E O F C O N T E N T S

i

ii

L I S T O F T A B L E S

Table 2.1	List of Abbreviations	4
Table 4.1	Guanajuato Property List of Claims*	6
Table 17.1	Cata Clavo ID2 Resource Estimate	32
Table 17.2	Cata Clavo ID5 Estimate	33
Table 25.1	Cata Mine Area Operations Operating Costs	42
Table 27.1	Estimated Budget	45

L I S T O F F I G U R E S

iii

1 . 0	S U M M A R Y

The Guanajuato Mine Property (the Property) is located on the northern edge of the city of Guanajuato, Guanajuato State, Mexico, about 430 km northwest of Mexico City. The principal metals of interest are silver and gold, which occur in fissure veins together with base metals. These veins occupy regional-scale faults, the largest of which is the Veta Madre that contains mineralization over a strike length of 25 km and a vertical range of at least 600 m. The Property contains (among others) the Cata Vein system, located within the central portion of the Veta Madre. Great Panther Resources Ltd. (Great Panther) is currently mining three portions of the Veta Madre system, and is concurrently exploring extensions of the zones being mined.

Great Panther has retained Wardrop Engineering Inc. (Wardrop) to prepare a National Instrument 43-101 (NI 43-101) compliant technical report on the Cata Clavo Zone, a portion of the Cata Vein system that Great Panther has explored by core drilling and limited development.

The Property is 1,107.28 ha in area and is comprised of 28 non-contiguous mineral claims. The location of the principal claim group that comprises the Property is located at approximately 21°03' North latitude and 101°15' West longitude (NAD 27 UTM 2327500N, 265500E). Great Panther owns 100% interest in the claims through their wholly owned subsidiary, Minera Mexicana El Rosario S.A. de C.V. (MMR).

The Guanajuato district is underlain by rocks of Mesozoic and Cenozoic age. Mesozoic-age strata are comprised of interbedded metasedimentary, and overlying andesitic to dacitic volcanic and volcaniclastic rocks. These rocks were intruded by diorite and tonalite of the La Luz Intrusive Complex that may represent feeders of La Luz volcanic rocks. These rocks are overlain by up to 2,000 m of Eocene-age redbed conglomerate.

The most important phase of mineralization in the Guanajuato district is comprised of epithermal silver-gold veins contained in Cenozoic-age faults. These faults follow four principal trends but most production has been from three northwest-trending, southwest-dipping vein systems – Sierra, Veta Madre, and La Luz.

The Cata Clavo Zone is located in the central portion of the Veta Madre Vein system and is largely confined to the contact between Mesozoic and overlying Cenozoic-age rocks.

The Veta Madre is the main mineralized structure in the Guanajuato district and has a known strike length of at least 25 km. The vein strikes about 130° to 165° and dips 45° to 70° to the west.

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Mineralization is contained within veins and stockworks. Veins are tabular with sharp contacts and little replacement of wall rocks. Crustification textures are common. Ore shoots are from a few centimetres to 40 m in width and extend from a few tens of metres to 450 m along strike.

Stockworks occur in the hanging wall of the Veta Madre and are comprised of veinlets that vary from a few millimetres to 30 cm in thickness. Stockwork zones are up to 90 m in width but, on average, are about 20 m wide.

Grades of mineralization vary within the Veta Madre. The highest average grades, 4.5 grams per tonne (g/t) gold and 450 g/t silver, were reported from the Peregrina Mine. During the 6-month period ending April 2009, Great Panther mined 34,780 t of ore from the Cata Deep orebody at an average grade of about 1.52 g/t gold and 334 g/t silver.

Ore is milled from all three of Great Panther’s mining operations at a central facility – the Cata plant. Concentrate is sold to a copper smelter in San Luis Potosi, 160 km from Guanajuato.

The Cata Clavo Zone immediately underlies that portion of the Cata Zone that is currently being mined and has been tested by 37 exploration and 50 production drillholes over a strike length of about 400 m and a down dip distance of about 300 m.

An estimate of the contained gold and silver resource was made by inverse distance squared (ID2) and nearest neighbour (ID5) methods. The estimate was quantified on the basis of net smelter return (NSR). With capped silver and gold grades, the three veins are estimated to contain the following ID2 resource with an NSR greater than US$37.50/t:

•	Indicated	352,000 tonnes at 1.2 g/t Au and 359 g/t Ag

•	Inferred	24,000 tonnes at 1.0 g/t Au and 296 g/t Ag.

Additional drilling is recommended to test for possible extensions of mineralization both along strike and down dip. This drilling should be of similar density to that already carried out, which is sufficient to identify mineralization but too sparse to permit a high level of confidence in the definition of any such mineralization that is located.

A tentative budget of 40 holes (15,000 aggregate metres) is considered appropriate. It will be necessary to provide about 600 m of development, ventilation, and electrical support in order to conduct this drilling. Great Panther has estimated such a program to cost US$3 million (M).

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2 . 0	I N T R O D U C T I O N A N D T E R M S O F R E F E R E N C E

2 . 1                   I N T R O D U C T I O N

Great Panther has retained Wardrop to prepare a NI 43-101-compliant technical report on the Cata Clavo Zone, a portion of the Cata Vein system that Great Panther has explored by core drilling and limited development.

The Property is located in the city of Guanajuato, Guanajuato State, Mexico, about 430 km northwest of the national capital, Mexico City. The principal metals of interest are silver and gold, which occur in fissure veins together with base metals. These veins occupy regional-scale faults, the largest of which is the Veta Madre that contains mineralization over a strike length of 25 km and a vertical range of at least 600 m. The Property contains the Cata Vein system, located within the central portion of the Veta Madre. Great Panther is currently mining three portions of the Veta Madre, of which the Cata vein system is one, and is concurrently exploring extensions of the zones being mined.

2 . 2                   T E R M S  O F  R E F E R E N C E

This technical report includes a resource estimate of the three principal veins that comprise the Cata Clavo Vein system within the area of exploration: the Madre, Alto 1, and Alto 2 Veins. Great Panther has requested this technical report in order to make a first-time statement of mineral resources.

As part of the preparation of this report, one of the authors (Dr. Gilles Arseneau, P.Geo.) visited the Property between February 4 and 7, 2007.

Table 2.1 outlines the abbreviations that are used throughout this report.

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Table 2.1           List of Abbreviations

Term	Abbreviation
acre	ac
centimetre	cm
cubic centimetres	cm3
day	d
gold	Au
gram	g
grams per tonne	g/t
Great Panther Resources Ltd.	Great Panther
hectare	ha
hour	h
inverse distance squared	ID5
kilometre	km
metre	m
metres above sea level	masl
millimetres	mm
million	M
million tonnes	Mt
Minera Mexican El Rosario S.A. de C.V.	MMR
National Instrument 43-101	NI 43-101
nearest neighbour	ID5
net smelter return	NSR
ounce	oz
parts per million	ppm
qualified person	QP
quality assurance/quality control	QA/QC
silver	Ag
the Guanajuato Mine Property	the Property
tonne	t
tonnes per cubic metre	t/m3
Wardrop Engineering Inc.	Wardrop
week	wk

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3 . 0	R E L I A N C E O N O T H E R E X P E R T S

Wardrop has relied upon others for information in this report. Information from third-party sources is referenced. Wardrop used information from these reports under the assumption that this information is accurate. Data provided to Wardrop by Great Panther is listed in Section 17.0.

Wardrop has also relied upon information supplied by Great Panther with respect to property title, status of permits, and the existence of legal liabilities, as well as information pertaining to mining milling, permitting, taxes, and operating costs.

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4 . 0	P R O P E R T Y D E S C R I P T I O N A N D L O C A T I O N

The Property is approximately 1,107.28 ha in area and is located on the northern edge of the city of Guanajuato, Guanajuato State, central Mexico, about 430 km northwest of Mexico City. The Property is comprised of 28 non-contiguous mineral claims. The location of the principal claim group that comprises the Property is located at approximately 21°03' North latitude and 101°15' West longitude (NAD 27 UTM 2327500N, 265500E).

All the claims that comprise the Great Panther holdings at Guanajuato are listed in Table 4.1 and their locations are shown in Figure 4.1. The location of the Cata claims is highlighted. Great Panther owns a 100% interest in the claims through their wholly owned subsidiary, MMR.

Claim boundaries have been legally surveyed.

The Property contains a 4-km portion of the Veta Madre vein system; this vein system extends well beyond the boundaries of the Property. The currently active tailings disposal area and waste-rock dump are located within the Property and within an area for which Great Panther holds the surface rights.

The Property is not subject to any royalties or other financial encumbrances other than taxes.

There are no known environmental liabilities. All necessary permits for current and planned activities are in place.

Table 4.1           Guanajuato Property List of Claims*

Name	Title #	Area (ha)	Date of Record	Expiry	Group
San Francisco de Pili	168161	97.2871	02/03/1981	01/03/2031	Agrupo San Francisco de Pili
La Victoria	168162	28.7718	02/03/1981	01/03/2031
Cata	168163	91.6040	02/03/1981	01/03/2031
Esperanza	168164	47.4890	02/03/1981	01/03/2031
Valenciana	168165	91.9428	02/03/1981	01/03/2031
Purisma Conception	168166	66.0000	02/03/1981	01/03/2031
Rayas	168167	88.6727	02/03/1981	01/03/2031
San Pedro Gilmonene	168168	72.1458	02/03/1981	01/03/2031
Primera Ampl. de Esperanza	168169	8.9073	02/03/1981	01/03/2031

table continues…

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Technical Report on the Cata Clavo Zone, Guanajuato Mine Property

Name	Title #	Area (ha)	Date of Record	Expiry	Group
Primera Ampl. de Valenciana	168170	97.3097	02/03/1981	01/03/2031	Agrupo San Francisco de Pili (con’t)
El Borrego	168171	24.0000	02/03/1981	01/03/2031
El Progreso	180370	30.8635	25/03/1987	24/03/2037
El Promontorio	180371	10.3232	25/03/1987	24/03/2037
El Caliche	65872	7.8465	02/03/1981	01/03/2031
Animas o Espiritu Santo	R.F. 563	4.1420	02/03/1981	01/03/2031
San Vicente	R.F. 338	3.0552	02/03/1981	01/03/2031
Pipichagua	160650	6.0000	10/10/1974	09/10/2024	Agrupo Pipichagua
Nueva Seguridad	160674	27.0000	10/10/1974	09/10/2024
La Guadalupana	161526	16.0000	25/04/1975	24/04/2025
San Francisco de Asis	169359	6.8808	11/11/1981	10/11/2031	Agrupo SF de Asis
La Chuparrosa	169360	1.2000	11/11/1981	10/11/2031
San Antonio	177934	49.0000	29/05/1986	28/05/2036	Individual
Socavon de La Fe	189664	15.0000	05/12/1990	04/12/2040	Individual
Robledo	191436	49.4860	19/12/1991	18/12/2041	Individual
Primera Ampliacion de Sirio	192176	24.0000	19/12/1991	18/12/2041	Individual
Canada de La Virgen	214875	30.0000	04/12/2001	03/12/2051	Individual
El Zapote	214890	80.7106	04/12/2001	03/12/2051	Individual
Primera Ampl. de San Antonio	215568	32.1847	05/03/2002	04/03/2052	Individual
TOTAL		1,107.8227

* All claims listed are exploitation-type.

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Technical Report on the Cata Clavo Zone, Guanajuato Mine Property

Figure 4.1           Guanajuato Property Claim Map

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Technical Report on the Cata Clavo Zone, Guanajuato Mine Property

5 . 0	A C C E S S I B I L I T Y , C L I M A T E , L O C A L R E S O U R C E S , I N F R A S T R U C T U R E A N D P H Y S I O G R A P H Y

The following information has been excerpted from Cavey and Gunning, 2005.

Guanajuato is located in the Central Plateau of Mexico in the Sierra de Guanajuato mountains, at elevations ranging from 1600 to 2200 m.

The city of Guanajuato has a population of about 115,000 and access to the Property, which is located on the northern side of the city, is via city streets.

Guanajuato is located within about 40 km of an international airport and has modern road access to major population centres in central Mexico.

This part of Mexico has a dry climate; annual precipitation is about 600 mm per year and falls generally between May and October. Winter months are cool and dry. The mean annual temperature is about 25°C although winter temperatures can drop below zero.

Vegetation is comprised of grasses, small trees, shrubs, and cacti. Mining and exploration activities are conducted year-round.

Guanajuato has been a mining centre since the mid-1500s and most supplies are available locally. The Property is an operating mine and has been part of a mining complex for centuries; therefore, the requisite storage, waste disposal, and plant sites are well established. The possibility or practicality of expanding the surface infrastructure has not been assessed by Wardrop.

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Technical Report on the Cata Clavo Zone, Guanajuato Mine Property

6 . 0	H I S T O R Y

The following information has been largely excerpted from Randall et al, 1995.

Silver-bearing mineralization was discovered in the Guanajuato area in 1548. Exploration and production, particularly on the highly productive northwest-trending faults of the district, continued from that date until 1810 when mining ceased and production facilities were destroyed during the Mexican War of Independence. In 1868, the Valencia mine was re-opened with British capital. Subsequently, old dumps and tailings were re-processed using cyanide extraction. Production diminished during the early 1900s until interest in the district was renewed between 1947 and 1949 with the discovery of a new ore shoot in the Veta Madre Fault by Fresnillo Company.

In 1939, the Sociedad Cooperativa Minero Metalùrgica Santa Fe de Guanajuato acquired the property that currently comprises the Guanajuato Mine Property of Great Panther.

As of 1990, documented production within the Guanajuato district amounted to about 35,000 t of silver and 175 t of gold. Historical production, specifically from the Cata Mine, is not known except for the period 1992 to 1994, during which time about 455,000 t were processed at an average grade of about 1 g/t gold and 136 g/t silver.

Great Panther acquired the Property in 2005 and has drilled more than 100 exploration drillholes from surface and underground since acquisition. Some of the underground drilling has tested the Cata Clavo Zone (that portion of the Veta Madre vein system that is the subject of this report).

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7 . 0	G E O L O G I C A L S E T T I N G

7 . 1                   R E G I O N A L  G E O L O G Y

The Guanajuato mining district is located in the southern portion of the Mesa Central physiographic province of Mexico, within the Sierra de Guanajuato, an anticlinal structure approximately 100 km long and 20 km wide. The surface is covered by outliers of the Sierra Madre Occidental Eocene-Oligocene volcanic province, and is bordered to the east by the Laramide-age (Late Cretaceous to Early Tertiary, approximately 65 million years), fold belt of the Sierra Madre Oriental (Figure 7.1) .

The genesis of the Sierra Madre Occidental province and many of the contained metal deposits are attributed to subduction along the west coast of Mexico during the late Mesozoic to mid-Tertiary periods.

7 . 2                   L O C A L  G E O L O G Y

The Guanajuato district is underlain by rocks of Mesozoic and Cenozoic age. Mesozoic-age strata are comprised of interbedded metasedimentary, and overlying andesitic to dacitic volcanic and volcaniclastic rocks. These rocks were intruded by diorite and tonalite of the La Luz Intrusive Complex that may represent feeders of La Luz volcanics. These rocks have undergone sub-greenschist regional metamorphism.

Mesozoic-age strata are unconformably overlain by the Guanajuato Conglomerate, an Eocene-age conglomeratic redbed sequence up to 2,000 m thick. The conglomerate is overlain by a caldera complex up to several thousand metres in thickness, comprised of a base surge deposit (Loseros Tuff), caldera fill (Bufa Rhyolite), volcaniclastics, and megabreccia (Calderones Formation). The caldera strata are overlain by several hundred metres of post-caldera andesite, rhyolite, and basalt of Tertiary and Quaternary age.

The most important phase of mineralization in the Guanajuato district is comprised of epithermal silver-gold veins contained in Cenozoic-age faults. These faults follow four principal trends but most production has been from three northwest-trending, southwest-dipping vein systems – Sierra, Veta Madre, and La Luz. This trend is parallel to the eastern flank of the Sierra Madre Occidental, and is cross-cut by northeast-trending graben-bounding faults. The Cata Clavo Zone is located in the central portion of the Veta Madre Vein system and is largely confined to the contact between Mesozoic and overlying Cenozoic-age rocks (Figure 7.1) .

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Figure 7.1           Long Section – Veta Madre Vein System

APPROXIMATE BOUNDRIES OF GUANAJUATO PROPERTY
CATA MINE SHAFT
E
NW
SE
CEBADA SHAFT
SAN ELIAS SHAFT
GUADALUPE SHAFT
VALENCIANA SHAFT
TEPEYAC SHAFT
CATA SHAFT
MELLADO SHAFT
RAYAS SHAFT
UPPER ORE
LOWER ORE
DEEP ORE
meters above sea level
ESPERANZA ORE SHOOT
VALENCIANA ORE SHOOT
TEPEYAC ORE SHOOT
CEBADA - SAN ELIAS ORE SHOOTS
CABALLEROS ZONE
APARECIDA ORE SHOOTS
Kls
Kes
Teg
Tmp
F
CALDERA
SAN MIGUEL SHAFT
SECTION A-B
SECTION C-D
GUANAJUATO SHAFT
CEDROS SHAFT
SIGLO XX SHAFT
MAIN ORE SHOOT
LA UNION ORE SHOOTS
Toca
Tob
Tol
Tor
Tcc
2500
2000
1500
1000
Rhyolite dome
Monzonite porphyry
Cedros Formation
Calderones Formation
Bufa Formation
Loseros Formation
Guanajuato Formation
La Luz Formation
Esperanza Formation
Upper Ore
Lower Ore
Deep Ore
0 200 400 600 800 1000
Meters

Note: modified from Randall et al., 1994.

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8 . 0	D E P O S I T T Y P E

The Veta Madre mineralization conforms to the epithermal gold-silver, low sulphidation model, the significant characteristics of which are summarized in this section (after Panteleyev, 1996):

•

Capsule Description: Quartz veins, stockworks, and breccias carrying gold, silver, electrum, argentite, and pyrite with lesser and variable amounts of sphalerite, chalcopyrite, galena, rare tetrahedrite, and sulphosalt minerals form in high- level (epizonal) to near-surface environments. The ore commonly exhibits open-space filling textures and is associated with volcanic-related hydrothermal to geothermal systems.

•	Tectonic Setting: Volcanic island and continent-margin magmatic arcs and continental volcanic fields with extensional structures.

•

Geological Setting: High-level hydrothermal systems from depths of approximately 1 km to surficial hotspring settings. Regional-scale fracture systems related to grabens, (resurgent) calderas, flow-dome complexes, and (rarely) maar diatremes. Extensional structures in volcanic fields (normal faults, fault splays, ladder veins, and cymoid loops, etc.) are common; locally graben or caldera-fill clastic rocks are present. High-level (subvolcanic) stocks and/or dikes and pebble breccia diatremes occur in some areas. Locally resurgent or domal structures are related to underlying intrusive bodies.

•	Age of Mineralization: Any age; closely related to the age of the host volcanic rocks but invariably slightly younger (0.5 to 1.0 million years) in age.

•

Host/Associated Rock Types: Most types of volcanic rocks; calcalkaline andesitic compositions predominate. Some deposits occur in areas with bimodal volcanism and extensive subaerial ashflow deposits. A less common association is with alkalic intrusive rocks and shoshonitic volcanics. Clastic and epiclastic sediments in intra-volcanic basins and structural depressions.

•

Deposit Form: Ore zones are typically localized in structures but may occur in permeable lithologies. Upward-flaring ore zones centered on structurally- controlled hydrothermal conduits are typical. Large (>1 m wide and hundreds of metres in strike length) to small veins and stockworks are common with lesser disseminations and replacements. Vein systems can be laterally extensive but ore shoots have relatively restricted vertical extent. High-grade ores are commonly found in dilational zones in faults at flexures, splays, and in cymoid loops.

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•	Texture/Structure: Open-space filling, symmetrical, and other layering, crustification, comb structure, colloform banding, and multiple brecciation.

•

Ore Mineralogy (Principal and subordinate): Pyrite, electrum, gold, silver, argentite; chalcopyrite, sphalerite, galena, tetrahedrite, silver sulphosalt and/or selenide minerals. Deposits can be strongly zoned along strike and vertically. Deposits are commonly zoned vertically over 250 to 350 m from a base metal-poor, Au-Ag-rich top to a relatively Ag-rich base metal zone and an underlying base metal rich zone grading at depth into a sparse base metal, pyritic zone. From surface to depth, metal zones contain: Au-Ag-As- Sb-Hg, Au-Ag-Pb-Zn-Cu, Ag-Pb-Zn. In alkalic hostrocks tellurides, V mica (roscoelite), and fluorite may be abundant with lesser molybdenite.

•

Gangue Mineralogy (Principal and subordinate): Quartz, amethyst, chalcedony, quartz pseudomorphs after calcite, calcite; adularia, sericite, barite, fluorite, Ca- Mg-Mn-Fe carbonate minerals such as rhodochrosite, hematite, and chlorite.

•

Alteration Mineralogy: Silicification is extensive in ores as multiple generations of quartz and chalcedony, commonly accompanied by adularia and calcite. Pervasive silicification in vein envelopes is flanked by sericite- illite- kaolinite assemblages. Intermediate argillic alteration [kaolinite-illite- montmorillonite (smectite)] formed adjacent to some veins; advanced argillic alteration (kaolinite-alunite) may form along the tops of mineralized zones. Propylitic alteration dominates at depth and peripherally.

•

Ore Controls: In some districts, mineralization is tied to a specific metallogenetic event, either structural, magmatic, or both. The veins are emplaced within a restricted stratigraphic interval generally within one kilometer of the paleosurface. Mineralization near surface takes place in hotspring systems, or the deeper underlying hydrothermal conduits. At greater depth it can be postulated to occur above or peripheral to, porphyry and possibly skarn mineralization. Normal faults, margins of grabens, coarse clastic caldera moat-fill units, radial and ring dike fracture sets, and both hydrothermal and tectonic breccias are all ore fluid channeling structures. Through-going, branching, bifurcating, anastamosing, and intersecting fracture systems are commonly mineralized. Ore shoots form where dilational openings and cymoid loops develop, typically where the strike or dip change.

•

Genetic Model: These deposits form in both subaerial, predominantly felsic, volcanic fields in extensional and strike-slip structural regimes and island arc or continental andesitic stratovolcanoes above active subduction zones. Near-surface hydrothermal systems, ranging from hotspring at surface to deeper, structurally and permeability focused fluid flow zones are the sites of mineralization. The ore fluids are relatively dilute and cool solutions that are mixtures of magmatic and meteoric fluids. Mineral deposition takes place as the solutions undergo cooling and degassing by fluid mixing, boiling, and decompression.

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Technical Report on the Cata Clavo Zone, Guanajuato Mine Property

9 . 0	M I N E R A L I Z A T I O N

The Veta Madre is the main mineralized structure in the Guanajuato district. The vein strikes about 130° to 165° and dips 50° to 70° to the southwest. The Veta Madre has a known strike length of at least 25 km.

Mineralization is contained within veins and stockworks. Veins are tabular with sharp contacts and little replacement of wall rocks. Crustification textures are common. Ore shoots are from a few centimetres to 40 m in width and extend from a few tens of metres to 450 m along strike.

Stockworks occur in the hanging wall of the Veta Madre where they are hosted by the Calderones Formation, the Guanajuato Conglomerate, and the Bufa Tuff. Veinlets in the stockworks vary from a few millimetres to 30 cm in thickness. Stockwork zones are up to 90 m in width but, on average, are about 20 m wide.

Historical mine development led to a tripartite differentiation of mineralization on the basis of elevation above sea level. The following nomenclature has remained in use:

•	Upper Ore refers to mineralization located above 2200 m elevation.

•	Lower Ore occurs between 2200 and 1700 masl.

•	Deep Ore (which is comparatively minor) occurs below 1700 m.

Three temporal phases of mineralization have also been recognized (Randall et al, 1994): pre-ore, ore, and post-ore. Pre-ore mineralization is comprised of quartz, adularia, and traces of silver and gold. Ore mineralization is comprised of early, silver-rich assemblages including adularia, argentite, acanthite, and base metals. A late silver-deficient phase contained calcite and minor quartz. The post-ore mineralizing phase contained calcite, dolomite, and fluorite.

Grades of mineralization vary within the Veta Madre. The highest average grades (4.5 g/t gold and 450 g/t silver) were reported from the Peregrina Mine. During the 6-month period ending April 2009, Great Panther mined 34,780 t of ore from the Cata Deep orebody with an average grade of 1.52 g/t gold and 334 g/t silver.

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Technical Report on the Cata Clavo Zone, Guanajuato Mine Property

1 0 . 0	E X P L O R A T I O N

Since acquiring the Guanajuato Mine Property in 2005, Great Panther has drilled more than 100 exploration holes, both from surface and underground, to explore for new occurrences of mineralization and to better define known occurrences.

This report pertains to an underground drill program designed to define the extent of mineralization within the Veta Madre vein system below the 430 Level, between elevations 1750 and 1500 masl (Cata Clavo Zone of the Cata Vein System). Details of this drilling are provided in Section 11.0.

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1 1 . 0	D R I L L I N G

As of the effective date of this report, Great Panther has completed 37 exploration drillholes to test the Cata Clavo Zone, a portion of the Veta Madre vein system east of the Cata shaft and below an elevation of about 1750 masl.

The holes were drilled from the 345 Level in five fans at approximately 50-m intervals along a northwest-southeast line. The holes were generally drilled to the northeast and southwest, perpendicular to the strike of the vein. The holes tested the vein system (here comprised of three principal veins – the Madre, Alto 1, and Alto 2) over a strike distance of about 400 m and a down-dip distance of about 300 m. Those holes that penetrated the veins within about 100 m of the collars intersected the veins at approximately right angles. Holes that penetrated the veins below that depth intersected them at progressively oblique angles so that, at a maximum, intersected thicknesses are approximately twice the true thicknesses.

The drillholes intersected the veins over the over the full range of the tested area and the veins contained potentially significant mineralization over the full down-dip distance. Along strike, however, mineralized intercepts that appear to form a continuous zone of potential economic interest were restricted to a distance of about 200 m. Other intercepts occur over about another 200 m.

In addition to the exploration holes, 13 of 50 core holes drilled from the 430 Level for production purposes also intersected a portion of the vein system under consideration. These holes were drilled at various angles, such that all vein intercepts are greater than true thicknesses.

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1 2 . 0	S A M P L I N G M E T H O D A N D A P P R O A C H

Core from underground drillholes was transported to surface and delivered by mine personnel to a secure core logging facility within the mine complex. Core was washed, measured for recovery and RQD, and then geologically logged.

After logging, core was marked for sawing. With minor exceptions, the full length of the core was sampled (generally at sample lengths of about 1.2 m) but, where appropriate, lengths were determined by geological boundaries. Sample lengths from exploration drillholes ranged from 5 cm to 3.42 m and samples from production drillholes ranged in length from 1 cm to 5.4 m.

In total, 5,853 samples were collected from 37 underground exploration drillholes. An additional 417 samples were collected from 13 underground drillholes that were drilled for production purposes but within the volume of the resource estimate. Collectively, these drillholes tested an area about 400 m along strike and 300 m vertically.

Core was sawn in half lengthwise; half was returned to the corebox for archival purposes and the other half was placed in numbered sample bags for assaying. Bagged samples were then transported to the assay laboratory, located within the mine complex.

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1 3 . 0	S A M P L E P R E P A R A T I O N , A N A L Y S E S , A N D S E C U R I T Y

Core samples were collected within a secure facility and were stored there until delivered to the assay laboratory. No extraordinary security measures were employed.

Samples were collected by employees of MMR, a wholly-owned subsidiary of Great Panther. All further processing and analyses were undertaken by employees of the assay laboratory.

The assay laboratory is owned by MMR but is operated by SGS de Mexico, S.A de C.V., a wholly-owned subsidiary of SGS S.A. This laboratory is not certified but has been audited by a certified assayer.

Samples were consistently assayed for silver and gold, and less consistently for lead, zinc, copper, arsenic, and antimony.

Gold was analyzed by fire assay with an atomic absorption finish. Samples containing more than 10 g of gold were re-assayed gravimetrically. For samples containing up to 300 g/t, silver was assayed by atomic absorption. Samples containing more than 300 g/t silver were re-assayed gravimetrically. Lead, zinc, copper, arsenic, and antimony were assayed by atomic absorption.

Great Panther employed duplicates (367 or 5.7% of the sample population), standards (202, or 3.1% of the sample population), and blanks (103 or 1.6% of the sample population) in their sampling procedure. Duplicates were obtained by quartering the half-core portion that was cut for assaying.

Wardrop is of the opinion that the sampling, sample preparation, security, and analytical procedures are consistent with industry practice and are adequate.

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1 4 . 0	D A T A V E R I F I C A T I O N

The quality assurance/quality control (QA/QC) dataset for the exploration drillholes included assays for 367 duplicate pairs. The correlation coefficient for silver is 0.36, indicating that 60% of the variance in one sample set is accounted for by variance in the other set. The correlation coefficient for gold is 0.45, a covariance of about 67%. These correlations are considered low given that the samples are quarter cores and probably indicative of high natural variability. Because the sample populations were incomplete, correlations between other elements were not calculated.

Five samples were out of bounds (two standard deviations above or below zero) for silver: two were too low (both from drillhole EUG07-002) and two were too high (both from drillhole EUG08-037). Four samples were out of bounds (two standard deviations above or below zero) for gold: one was too low (from drillhole EUG07-002), and three were too high (from drillholes EUG08-030 and 037).

Figure 14.1 is a plot of the mean versus differences of silver duplicates showing the band contained within two standard deviations of the average of the two sample populations. Figure 14.2 is a similar plot of the mean versus differences for gold duplicates.

Two standards were employed as part of the Cata Clavo quality control program. Both were prepared by SGS Lakefield, Ontario, Canada. Lakefield provided the value of the expected mean for gold and silver, as well as the expected upper and lower analytical limits. Although the mean values for gold and silver of all the assays of standards are acceptably close to the expected mean, numerous assay values fall outside the indicated lower and upper limits. However, only one of the assays of the GTS1 standard (from drillhole EUG08-035) exceeded the expected mean silver value by two standard deviations of the assay population, and two samples (one each from drillhole EUG07-002 and EUG08-035) exceeded the expected mean value for gold by two standard deviations of the assay population. None of the assays of the GTS2 standard exceed two standard deviations of the expected mean.

Blanks were prepared from crushed locally obtained rhyolite, and were expected to have negligible contents of silver and gold. Of the 103 samples for which information was received, only two exceed the mean plus two standard deviations of the population of blanks for gold (0.07 g/t). The out-of-bounds samples were from holes EUG08-015 and 031. Four samples exceeded the mean plus two standard deviations for silver – two from hole EUG08-15, and one each from EUG07-02 and EUG08-15.

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It is considered noteworthy that all the out-of-bound events are confined to only a few drillholes (EUG07-001, 002, and EUG08-15, 31, 35, and 37) suggesting the aberrations are due to analytical error rather than natural variability of metal content.

Great Panther reviewed the assays of control samples as received and initiated re-analysis for any batches that fell out of bounds.

Wardrop did not collect any samples during the site visit as the Property is an operating mine that is manifestly producing both gold and silver from the ores that are being extracted from the areas of interest.

Wardrop considers that the QA/QC employed at the Guanajuato mine meets industry standards and the resultant data is acceptable for the purposes of this resource estimate.

Figure 14.1 Exploration Drillholes – Mean vs. Differences of Silver Values for Duplicate Pairs

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Figure 14.2           Exploration Drillholes – Mean vs. Differences of Gold Values for Duplicate Pairs

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1 5 . 0	A D J A C E N T P R O P E R T I E S

The Guanajuato Property contains about 4 km of the Veta Madre vein system and is located near the mid-point of the 25-km strike length of the vein. Mineralization that exists or was mined from other portions of the Veta Madre is, in essential respects, similar to that within the Cata Vein portion.

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1 6 . 0	M I N E R A L P R O C E S S I N G A N D M E T A L L U R G I C A L T E S T I N G

The Cata Vein system is one of three zones currently being mined by Great Panther as the Guanajuato Property. Ore mined from the Cata Vein system is hoisted from underground to surface where it is transferred to the Cata plant.

Ore from all three zones is milled at the central Cata plant using conventional grinding, milling, and flotation circuits so recoveries do not pertain specifically to mineralization from Cata. The Cata plant is designed to recover sulphides containing silver and gold and has a maximum capacity of 1,200 t/d. The mill currently operates 3 d/wk at a rate of 900 t/d.

During the 6-month period ending April 2009, silver recoveries averaged 85.2% and gold averaged 83.7% . Both silver and gold are recovered as components of a pyrite concentrate.

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1 7 . 0	M I N E R A L R E S O U R C E A N D M I N E R A L R E S E R V E E S T I M A T E S

1 7 . 1                E X P L O R A T O R Y D A T A AN A L Y S I S

17.1.1             ASSAYS

Wardrop received three datasets in Excel format from Great Panther that contained collar coordinates, survey data, geological descriptions, and assays:

•	Underground Exploration (37 drillholes; 5,852 samples)

•	Underground Production (50 drillholes, 13 of which intersect the modelled solids; 417 out of 1,555 samples)

•	430 and 460 Level production samples (1,414 samples).

Great Panther also provided three-dimensional drawings of the three mineralized zones, underground access, and workings.

The data were imported into Gemcom (Gems 6.2) and tested for errors in hole labelling, and hole and sample length. A few of the sample intervals contained minor transposition errors which were corrected.

The underground exploration and production drill samples were assayed for gold and silver; the exploration holes were also commonly assayed for copper, lead, zinc, arsenic, and antimony. However, as only gold and silver are of economic interest, the estimation was restricted to those two elements.

NOTE: Although the 430 and 460 Level production assays were used as an aid in modelling the geological solids, they were not used in the interpolation and estimation procedure. Only exploration and production drill data were used as the basis of the resource estimate.

17.1.2             CAPPING

Capping (the reduction of extreme values to some calculated lower value) is considered warranted if the following conditions are met within the dataset:

1.

When the data are divided into declies, the uppermost decile contains more than 40% of total metal or the uppermost decile contains more than 2.3 times the metal quantity contained within the penultimate decile.

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2.

When the data are divided into centiles, the uppermost centile contains more than 10% of total metal or the uppermost centile contains more than 1.75 times the metal quantity contained within the penultimate centile.

These conditions are met by both the gold and silver assay populations in the exploration and production drillhole data. Within the exploration drillhole dataset, the uppermost decile contains 95% of the aggregate silver in all the assays and the uppermost centile contains 82%. The uppermost decile contains 91% of the aggregate gold and the uppermost centile contains 76%. These populations are obviously heavily biased. There are two reasons: both populations contain a large number of very low values, and both contain a small number of relatively extremely high values.

The uppermost decile of the production drillhole dataset contains 86% of the aggregate silver values and the uppermost centile contains 64%. The uppermost decile contains 85% of the aggregate gold values and the uppermost centile contains 63%. These percentages are lower than for the exploration dataset because the production drillholes tested a better-defined, more homogenous target than did the exploration drillholes and the resultant assay data are less variable. Both the skewness and kurtosis of the production drillhole dataset are about half those of the exploration dataset.

The least subjective method by which to obtain a capping level is to construct a plot of mean population values calculated for a range of capping values, starting with the actual highest value and progressively substituting lower values for each assay that exceeds that value. The capping level is then established as the point of maximum inflection on this curve. For the exploration drillhole dataset, silver was capped at 1,300 g/t and gold at 7.5 g/t. The corresponding curves are shown below in Figure 17.1 and Figure 17.2.

Using the same approach for the production drillhole assay dataset, silver was capped at 4,000 g/t and gold at 15.5 g/t (Figure 17.3 and Figure 17.4) . For the exploration drillhole dataset, capping reduced the aggregate silver value by 40% and gold by 27%. For the production drillhole dataset, the aggregate value of silver was reduced by 24% and gold by 22%.

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Figure 17.1           Silver Capping Curve for Exploration Drillhole Assays

Figure 17.2           Gold Capping Curve for Exploration Drillhole Assays

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Figure 17.3           Silver Capping Curve for Production Drillhole Assays

Figure 17.4           Gold Capping Curve for Production Drillhole Assays

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17.1.3             COMPOSITES

Sample lengths are composited to a common length to overcome the influence of varying sample lengths on the relative significance of sample grade. If sample length is ignored, a short sample would have a proportionately greater influence on the estimation outcome that would a longer sample. By normalizing sample length, compositing overcomes this potential distortion. Of the 5,853 samples in the exploration dataset, 2.5% exceed 2 m in length and the rest are less than that length, with a mean value of 1.2 m. A composite length of 2 m was chosen as the shortest length that would not result in the splitting of a large number of samples that exceed that length. No composite samples were rejected during the compositing process. But afterward, samples less than 1 m in length were discarded manually unless the sample in question was the only one in a given drillhole within one of the three zones for which estimates were carried out (see Section 17.3) . This selective process eliminated 13 samples.

In the production drillhole dataset, about 8% of the samples exceed 2 m in length and about 2% exceed 3 m in length. A composite length of 3 m was chosen for this dataset.

1 7 . 2                B U L K  D E N S I T Y

Great Panther made 68 specific gravity measurements from samples of drill core from holes EUG07-010, 011, and 012. A variety of rock types was included in the sample selection. The average of all measurements was 2.61 g/cm3, which was rounded to 2.6 g/cm3 for the resource estimation.

1 7 . 3                G E O L O G I C A L  I N T E R P R E T A T I O N

The Cata Clavo Zone is comprised of three parallel sheet-like veins or vein sets [Madre (lowermost), Alto 1, and Alto 2 (uppermost)] that strike 235° and dip about 45° to the southwest. The vein zones vary in thickness from less than 1 m to a maximum of about 20 m but are generally between about 1 to 2 m thick and are separated by about 20 m of unmineralized rock. A portion of the Madre and Alto 1 veins are linked by a shallow-dipping cross structure that is also mineralized.

Great Panther provided Wardrop with models of the three zones. Wardrop assessed these models for reasonableness with respect to the data and ensured that the models did not overlap in space. Each solid was given a unique code so that resources from each solid could be reported separately.

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1 7 . 4                S P A T I A L  A N A L Y S I S

Variographic analysis was attempted using Sage2001 software and the composite dataset but the results were inconsistent with the known orientation of the vein sets. A calculated search ellipse was therefore abandoned in favour of a subjective shape with strike and dip dimensions of 50 m (consistent with the drill collar spacing) and a thickness of 10 m. This ellipse has a strike of 235° and a dip of -45°, parallel to the dip of the veins.

1 7 . 5                R E S O U R C E  B L O C K  M O D E L

The block model is comprised of blocks measuring 5 m length by 5 m width by 3 m thickness (x=5, y=5, z=3). The origin is the uppermost southwest corner of the block model and is located at grid coordinates x = 700, y=-2800, z=1700. There are 80 columns (x), 60 rows (y), and 100 levels (z). The block model has been rotated 55° clockwise to align the rows parallel to the strike of the veins.

1 7 . 6                I N T E R P O L A T I O N  P L A N

The Cata Clavo resource was estimated by two methods: inverse distance squared (ID2) and nearest neighbour (ID5). The ID2 estimate is considered the more representative of the two; the ID5 estimate was carried out as a check of reasonableness of the ID2 estimate results. The contained resource of each of the three veins (Madre, Cata 1, and Cata 2) was estimated separately. Capped and uncapped silver and gold values were interpolated into each block.

1 7 . 7                M I N E R A L  R E S O U R C E  C L A S S I F I C A T I O N

Resources were classified as indicated or inferred. For a block to be classified as indicated, it was necessary that the interpolated grade in that block was based upon a minimum of three and a maximum of six samples, with a maximum of one sample from a single drillhole, thereby requiring a minimum of three drillholes within the range of the search ellipse. For a block to be classified as inferred, it was necessary that the interpolated grade was based upon a minimum of two and a maximum of six samples, with a maximum of one sample from a single drillhole, thereby requiring a minimum of two drillholes within the range of the search ellipse.

1 7 . 8                M I N E R A L  R E  S O U R C E  T A B U L A T I O N

The ID2 and ID5 estimates are tabulated in Table 17.1 and Table 17.2. The resource is tabulated in terms of NSR per tonne (NSR = net revenue minus net

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costs) of the contained gold and silver. The NSR was calculated in the following manner:

NSR = ((Ag Grade * Dilution * Ag Recovery * Ag Price) +
(Au Grade * Dilution * Au Recovery * Au Price))

Where:

•	silver and gold grades are in grams per tonne

•	silver recovery (mill + smelter) = 75%

•	gold recovery (mill + smelter) = 75%

•	silver price = US$12.50/oz or US$0.40/g

•	gold price = US$893/oz or US$28.71/g

•	1 oz = 31.10348 g

•	dilution = 15% (in the above equation, dilution = 1/1.15 = 0.87).

Metal prices are the average for April 2009 and were obtained from www.metalprices.com.

Great Panther has provided information regarding metal recoveries, operating costs, and contract metal prices. Great Panther estimates that mining and milling costs specific to the Cata mining operation are about US$52/t mined. In the resource tabulation presented in Table 17.1 and Table 17.2, the base case (highlighted in yellow) is taken as the resource with an estimated NSR of US$37.50.

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Table 17.1           Cata Clavo ID2 Resource Estimate

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Table 17.2           Cata Clavo ID5 Estimate

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1 7 . 9	B L O C K M O D E L V A L I D A T I O N

The block model was validated in three ways:

•	by comparison of the ID2 and ID5 results

•	by comparing the fit of the block model within the boundaries of the geological solids

•	by comparing the grades of the blocks with the grades of the assays within the relevant area of the geological solids.

The ID5 estimate contains fewer tonnes (11%) but more metal (3% for silver) than the ID2 estimate. This relationship is to be expected between the two estimation methods as the ID5 calculation weights proximal samples far more heavily than does the ID2 method and therefore attributes greater influence to high values than does the ID2 method.

The other two aspects of the comparison can be seen in Figure 17.5. The fit of the block model to the geological solid agrees closely as does the grade of the blocks relative to the source assay data. It should be noted that although the resource has been estimated in terms of NSR, Figure 17.5 shows the resource in terms of grams per tonne silver in order to show correspondence with drillhole assay values.

Figure 17.5           Block Model within a Portion of the Madre Zone

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1 8 . 0	O T H E R R E L E V A N T D A T A A N D I N F O R M A T I O N

There is no additional information that Wardrop considers would enhance the understanding of this technical report.

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1 9 . 0	M I N I N G O P E R A T I O N S

The Guanajuato operations are made up of five underground mining areas with multilevels, access ramps for mobile mining equipment, and three vertical shafts. Ramps, driven from surface, provide access and a route for small highway-type haulage trucks to haul ore from the Guanajuatito, San Vicente, and Promontorio areas. The Cata Main Shaft, located near the Cata Mill and the Cata and Rayas inclines, internal shafts are presently utilized for hoisting ore. The Rayas Main Shaft is used for hoisting men and materials only since all Rayas ore is trammed by underground haulage to the Cata Shaft. The Valenciana Shaft and its mining area are not in operation.

Currently mining is conducted in the Cata, Guanajuatito, and Rayas areas. Mining of the San Vicente and Promontorio areas has been suspended pending a reevaluation and higher metal prices.

Development and production drilling is done with hand-held jackleg drills. Development waste rock is used as backfill material in the cut-and-fill mining method. Waste and ore loading and haulage is accomplished with diesel-powered underground loaders (scooptrams), ranging in size from six to two cubic-yard capacity.

Production mining utilizes the cut-and-fill mining method. Ramp accesses are driven in the hanging wall in unmineralized rock to provide access to production stopes at various elevations as required. Main levels are typically established at 30-m vertical intervals and production mining starts from the lower level, advancing upwards towards the next level using waste rock as the filling medium to provide the working platform to advance the stope. Other mining methods, such as sub-level longhole, are being considered.

The main Cata orebody is typically 100 m in strike length and an average of 8 to 10 m true width, with a dip of 45° to 50°. This zone is continuously mined as one stoping unit from one or two locations at an average rate of 235 t/d, providing approximately 60% of the metal feed to the Cata plant.

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2 0 . 0	P R O C E S S M E T A L R E C O V E R I E S

The Guanajuato operations have one processing plant (the Cata plant) designed to recover sulphides containing silver and gold. It is a crushing, grinding, and flotation plant with a maximum capacity of 1,200 t/d and currently operates 3 d/wk at a rate of 900 t/d.

Improvements to the crushing, grinding, and flotation circuits at the Cata plant have increased plant performance. During the latest 6-month period ending April 2009, the plant recovered 83.7% and 85.2% of the contained gold and silver, respectively. The concentrate grades averaged 13,060 g/t for silver and 72 g/t for gold.

The iron sulphide concentrates are shipped to the IMMSA copper smelter located in San Luis Potosi, about 160 km distant by paved road. The concentrate is smelted there, and the precious metals are recovered and subsequently refined.

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2 1 . 0	M A R K E T S

Concentrate from the Guanajuato operations are sold to a smelter (IMMSA copper smelter in San Luis Potosi) so the operation is not directly affected by variations in market prices for commodities produced.

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2 2 . 0	C O N T R A C T S

The Guanajuato operations control the mine and the plant with labour supplied by contractors. Of the underground mining equipment, four underground scooptrams are supplied by the contractor, while the remainder of the underground equipment and all plant equipment are company-owned.

There are separate contracts for transportation of concentrates to the IMMSA copper smelter at San Luis Potosi and for the sale of the concentrate to IMMSA, a subsidiary of Grupo Mexico.

There are no hedging or forward sales contracts. Metals are priced at the average monthly price of the month in which the concentrate is delivered to the smelter.

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2 3 . 0	E N V I R O N M E N T A L C O N S I D E R A T I O N S

Great Panther has obtained and operates in compliance with all requisite environmental permits and has committed to implementing a comprehensive environmental program as part of a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico. Great Panther expects to complete the program and receive certification within two years.

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2 4 . 0	T A X E S

Great Panther pays the higher of:

a.	income tax, which has a rate of 28%, or

b.	flat tax currently 17% but rising to 17.5% in 2010.

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2 5 . 0	O P E R A T I N G C O S T S

The total operations unit costs are reported each month. For the latest 6-month period ending April 2009, the average costs are shown in Table 25.1.

Table 25.1           Cata Mine Area Operations Operating Costs

	Costs	Quantity	Unit Cost	Unit Cost
Cata (6-month Period)	(Mex $M)	(t)	(Mex $/t)	(US$/t)
Mine (Cata)	9.577	34,780	275.3	20.40
Plant	7.310	66,120	110.6	8.19
General & Administrative	20.450	66,120	309.3	22.91
Total	37.337		695.2	51.50

Note: exchange rate = Mex$13.5:US$ 1.

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2 6 . 0	I N T E R P R E T A T I O N A N D C O N C L U S I O N S

The Cata Clavo Zone is a portion of the very extensive Veta Madre system and is an extension of mineralization currently being mined within the Cata Zone.

The Cata Clavo Zone is comprised of three parallel veins or vein zones that strike southeast-northwest and dip to the southwest at about 45°.

The Cata Clavo Zone has been tested by 37 exploration and 13 production drillholes over a strike length of about 400 m and a down dip distance of about 300 m.

An estimate of the contained gold and silver resource was made by ID2 and ID5 methods. Results have been expressed in terms of NSR. Taking into account all blocks with an NSR value greater than US$37.50, capped silver and gold grades, and using the ID2 method, the three veins are estimated to contain the following aggregate resource.

•	Indicated	352,000 tonnes at 1.2 g/t Au and 359 g/t Ag

•	Inferred	24,000 tonnes at 1.0 g/t Au and 296 g/t Ag.

The results obtained from drilling to date suggest a possible southeast plunge to the mineralization with indications of two possible incompletely-defined shoots on the margins of the zone that has been drill-tested to date (Figure 26.1) . It should be noted that although the resource has been estimated in terms of NSR, Figure 26.1 shows the resource in terms of grams per tonne silver, which demonstrates the inferred plunge more explicitly than the distribution of blocks in terms of NSR.

It would therefore seem reasonable to explore at depth for extensions to the present indications of mineralization as well as to for new zones, with emphasis being placed on the assessment of the existence of southeast plunging ore shoots.

The current drillhole spacing and density of intercepts appear adequate for the purpose of identifying the presence of absence of mineralization but the density of intercepts is, in general, considered sufficient only to permit the classification of most of the quantified mineralization as inferred.

The exploration program completed to date is considered to have been adequate for the purposes intended and is considered by Wardrop to have met its objectives.

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Figure 26.1           Cata Clavo Zone Perspective Showing Possible Plunge of Mineralization

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Technical Report on the Cata Clavo Zone, Guanajuato Mine Property

2 7 . 0	R E C O M M E N D A T I O N S

Additional drilling is recommended to test for possible extensions of mineralization both along strike and down dip. This drilling should be similar in density to that already carried out, which is sufficient to identify mineralization but generally too sparse to permit a high level of confidence in the definition of any such mineralization that is located.

A tentative budget of 40 holes (15,000 aggregate metres) is considered appropriate. In order to carry out this drill program, approximately 600 m of development, ventilation, and electrical support will be necessary. A budget based on current costs is presented in Table 27.1.

Table 27.1 Estimated Budget

Item	Cost (US$)
Drilling (15,000 m at US$100/m)	1,500,000
Assays, etc. (15,000 at US$50/sample)	750,000
Development (600 m at US$500/m)	300,000
Ventilation and Electrical	200,000
Contingency	250,000
Total	3,000,000

Great Panther Resources Ltd.	45	0852530100-REP-R0001-00
Technical Report on the Cata Clavo Zone, Guanajuato Mine Property

2 8 . 0	R E F E R E N C E S

Cavey, G. and Gunning, D, November 7, 2005, Technical Report on the Santa Fe Project, Guanajuato, Mexico, for Great Panther Resources Ltd.

Davis, James Byron, May 2005, Relation of a Caldera in the Guanajuato Mining District, Mexico, to the Distribution of Magmas and Mineral Deposits, M.Sc.

Thesis Abstract, University of Texas at El Paso.

Gross, W.H., 1975, New Ore Discovery and Source of Silver-Gold Veins, Guanajuato, Mexico, Economic Geology, Volume 70, pp1175 – 1189.

Mango, H., Zantop, H., Oreskes, N., 1991, A Fluid Inclusion and Isotope Study of the Rayas Ag-Au-Cu-Pb-Zn Mine, Guanajuato, Mexico, Economic Geology, Volume 86, pp 1554 – 1561.

Panteleyev, A. (1996): Epithermal Au-Ag: Low Sulphidation, in Selected British Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and Hõy, T, Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, pages 41-44.

Petruk, W., Owens, D., 1974, Some Mineralogical Characteristics of the Silver Deposits in the Guanajuato Mining District, Mexico, Economic Geology, Volume 69, pp 1078 – 1085.

Randall, J.A., Saldana, E., Clark, K.F., 1994, Exploration in a Volcano-Plutonic Center at Guanajuato, Mexico, Economic Geology, Volume 89, pp 1722 – 1751.

SRK Consulting Ltd., March 2008, NI 43-101 Technical Report for the Guanajuato Mines Project, Guanajuato State, Mexico, prepared for Endeavour Silver Corp.

Wandke, A., and Martinez, J., 1928, The Guanajuato Mining District, Guanajuato, Mexico, Economic Geology, Volume 23, pp 1 – 44.

Great Panther Resources Ltd.	46	0852530100-REP-R0001-00
Technical Report on the Cata Clavo Zone, Guanajuato Mine Property

2 9 . 0	C E R T I F I C A T E O F Q U A L I F I E D P E R S O N

I, Dr. Gilles Arseneau, P.Geo., of North Vancouver, British Columbia do hereby certify that as a co-author of this TECHNICAL REPORT ON THE CATA CLAVO ZONE, GUANAJUATO MINE PROPERTY, MEXICO, dated August 13, 2009, I hereby make the following statements:

•	I am Manager of Geology with Wardrop Engineering Inc. with a business address at #800 – 555 West Hastings St., Vancouver, BC, V6B 1M1.

•

I have a B.Sc. in Geology from the University of New Brunswick (1979), a M.Sc. in Geology from the University of Western Ontario (1984), and a Ph.D. in Geology from the Colorado School of Mines (1995).

•	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License #25474).

•

I have practiced my profession in mineral exploration continuously since graduation. I have over 20 years of experience in mineral exploration and I have 8 years experience preparing mineral resource estimates using block- modelling software.

•

I have read the definition of “qualified person” set out in NI 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43- 101.

•

I am responsible for the preparation of all sections (excluding Section 17.0) of this technical report titled “Technical Report on the Cata Clavo Zone, Guanajuato Mine Property, Mexico”, dated August 13, 2009. I visited the site between February 4 and 7, 2007.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•

As of the date of this Certificate, to my knowledge, information, and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•	I am independent of the Issuer as defined by Section 1.4 of the Instrument.

•	I have read NI 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 13th day of August, 2009 at Vancouver, British Columbia

“Original Document, Revision 00 signed
and sealed by Dr. Gilles Arseneau, P.Geo.”
Dr. Gilles Arseneau, P.Geo.
Manager of Geology
Wardrop Engineering Inc.

Great Panther Resources Ltd.	47	0852530100-REP-R0001-00
Technical Report on the Cata Clavo Zone, Guanajuato Mine Property

I, Gregory Zale Mosher, of Vancouver, British Columbia do hereby certify that as a co-author of this TECHNICAL REPORT ON THE CATA CLAVO ZONE, GUANAJUATO MINE PROPERTY, MEXICO, dated August 13, 2009, I hereby make the following statements:

•	I am a Senior Geologist with Wardrop Engineering Inc. with a business address at 800 – 555 West Hastings Street, Vancouver, British Columbia

•	I am a graduate of Dalhousie University (B.SC Hons, 1970) and McGill University (M.SC.Applied, 1973).

•	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License # 121151).

•	I have practiced my profession continuously since graduation.

•

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•

My relevant experience with respect to vein-type mineral deposits includes the exploration for and evaluation of same over a period of 25 years, and the quantification of same over a period of 5 years.

•	I am responsible for the preparation of Section 17.0 of this technical report titled “Technical Report on the Cata Clavo Zone, Guanajuato Mine Property, Mexico“, dated August 13, 2009.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•

As of the date of this Certificate, to my knowledge, information, and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•	I am independent of the Issuer as defined by Section 1.4 of the Instrument.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43- 101F1.

Signed and dated this 13th day of August, 2009 at Vancouver, British Columbia.

“Original Document, Revision 00 signed
and sealed by Gregory Zale Mosher, P.Geo.”
Gregory Zale Mosher, P.Geo.
Senior Geologist
Wardrop Engineering Inc.

Great Panther Resources Ltd.	48	0852530100-REP-R0001-00
Technical Report on the Cata Clavo Zone, Guanajuato Mine Property